Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160849

PROSPECTUS SUPPLEMENT NO. 4

American Defense Systems, Inc.

5,695,505 Shares
Common Stock

This prospectus supplement no. 4 supplements our prospectus dated August 10, 2009, as supplemented by prospectus supplement no. 1 dated August 14, 2009, prospectus supplement no. 2 dated August 27, 2009 and prospectus supplement no. 3 dated September 22, 2009, that relates to the offer and sale of 5,695,505 shares of common stock that may be sold from time to time by the selling stockholders identified in the prospectus. We will not receive any proceeds from the sale of common stock covered by the prospectus.

Our common stock is traded on the NYSE Amex under the symbol EAG. The closing bid price for our common stock on October 26, 2009 was $0.44 per share.

This prospectus supplement is being filed to include the information set forth in our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 26, 2009, which is attached below.  This prospectus supplement should be read in conjunction with the prospectus, as supplemented by prospectus supplement no. 1, prospectus supplement no. 2 and prospectus supplement no. 3.

Investing in our securities involves risks. You should consider the risks that we have described in Risk Factors beginning on page 2 of the prospectus before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus, prospectus supplement no. 1, prospectus supplement no. 2, prospectus supplement no. 3 or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 27, 2009.

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C.  20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): October 26, 2009 (October 20, 2009)

American Defense Systems, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	000-53092	83-0357690
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

230 DUFFY AVENUE
HICKSVILLE, NY  11801
(Address of principal executive offices) (Zip Code)

Registrant’s Telephone Number, Including Area Code:  (516) 390-5300

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a- 12 under the Exchange Act (17 CFR 240.14a- 12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.              Entry into a Material Definitive Agreement

On October 20, 2009, American Defense Systems, Inc. (the “Company”) entered into an amendment (the “Amendment”) to the Accounts Receivable Purchase Agreement between the Company and Republic Capital Access, LLC (“RCA”), dated as of July 23, 2009 (the “Original Purchase Agreement”), pursuant to which the Company can sell eligible accounts receivables to RCA.  The Original Purchase Agreement was filed as an exhibit to the Form 8-K filed with the Securities and Exchange Commission on July 28, 2009.

Pursuant to the Amendment, among other modifications to the Original Purchase Agreement, the term during which the Company may offer and sell eligible accounts receivable to RCA (Availability Period) has been extended from December 31, 2009 to October 15, 2010, and the Discount Factor Rate has been reduced from 0.524% to 0.4075%.

The description of the Amendment and the terms thereof are qualified in their entirety to the full text of such agreement, which is filed as an exhibit hereto.

Item 9.01.                                          Financial Statements and Exhibits.

(d)	Exhibits

10.1	First Amendment to Accounts Receivable Purchase Agreement, dated October 20, 2009, between American Defense Systems, Inc. and Republic Capital Access, LLC

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  October 26, 2009

AMERICAN DEFENSE SYSTEMS, INC.

By:	/s/ Gary Sidorsky
Chief Financial Officer

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FIRST AMENDMENT TO

ACCOUNTS RECEIVABLE PURCHASE AGREEMENT

THIS FIRST AMENDMENT TO ACCOUNTS RECEIVABLE PURCHASE AGREEMENT, dated as of October 20, 2009 (this “Amendment”), between Republic Capital Access, LLC, a Delaware limited liability company (“RCA”), and American Defense Systems, Inc, a Delaware corporation (“ADSI”). Capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings given to such terms in the Agreement (as defined below).

W I T N E S S E T H:

WHEREAS, ADSI and RCA (collectively the “Parties”) entered into an Accounts Receivable Purchase Agreement (the “Agreement”), dated the 23rd day of July 2009;

WHEREAS, the Parties wish to amend certain terms of the Agreement; and

WHEREAS, in furtherance of the foregoing, the Parties desire to enter into this Amendment to amend the Agreement, as hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing, of the mutual promises herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending legally and equitably to be bound, hereby agree as follows:

SECTION 1. AMENDMENT TO THE AGREEMENT

Effective as of the date hereof, the Agreement is amended as follows:

1.1	The definition of “Availability Period” in Section 1.1 of the Agreement is amended and restated in its entirety as follows:

““Availability Period” shall mean the period from and including the date hereof to October 15, 2010; provided, however, that if the term of this Agreement is extended in accordance with Section 10.10 hereof, the Availability Period will be extended as determined by Buyer in its sole discretion.”

1.2	Subsection (d) of the definition of “Eligible Contractor” in Section 1.1 of the Agreement is amended and restated in its entirety as follows:

“(d) has been deemed to be “responsible” in accordance with the FAR and to have been determined by the Account Debtor to be satisfactory after reviewing the United States Government Contractor Performance Assessment Reporting System, or has otherwise been determined to be satisfactory by the Account Debtor.”

1.3	The definition of “Eligible Receivable” in Section 1.1 of the Agreement is amended and restated in its entirety as follows:

““Eligible Receivable” A bona fide receivable arising from an invoice that has been sent to and approved for payment by an Account Debtor (to the extent required by Buyer) pursuant to a contract between an Account Debtor, as obligor, and Seller, and all Related Security thereof: (a) that is either (i) a “Service Contract” (as defined in FAR 37.101) between Seller and the Account Debtor, provided, however, that an Eligible Receivable shall not be deemed to arise from a construction contract, or (ii) a contract between Seller and the Account Debtor for the delivery of products, provided that the delivery of such products can be verified by Buyer; (b) that has been purchased by the Buyer from the Seller in accordance with this Agreement; (c) that has been executed by an authorized officer of the Seller who has verified that adequate funds are available and no appropriations approval is required for the Seller to enter into the contract; (d) that satisfies all of the criteria of any due diligence review conducted by Buyer, RCA, CBH or the Underwriter; (e) that is denominated and payable only in U.S. dollars by electronic funds transfer and only in the United States and no later than the later of (i) sixty (60) days from the Account Debtor’s receipt of the invoice and (ii) sixty (60) days after the Account Debtor has accepted the supplies delivered or the services performed to which the invoice relates; (f) that all payments with respect thereto have been validly directed to be made directly to the Segregated Account and, in the event that the Government is the Account Debtor, such payments have been validly assigned to Buyer pursuant to the Assignment of Claims Act, and all payments with respect thereto have been validly directed to be made directly to the Segregated Account; (g) with respect to which, immediately following the transfer of such Eligible Receivable to Buyer as contemplated by this Agreement, the Borrower shall have good title to such Eligible Receivable, free and clear of any Liens; (h) the sale and assignment of which by Seller to Buyer does not contravene or conflict with any applicable laws or contractual obligation or other restriction, limitation or encumbrance, and do not require any consent that has not been obtained; (i) the contracts, documents, instruments and other items with respect to which (i) contain customary and enforceable provisions such that the rights and remedies of the holder thereof are adequate for the practical realization against any related collateral or purchased assets of the benefits of the security or ownership thereof and (ii) do not contain any confidentiality (or any other) provisions that would restrict the ability of Buyer to exercise its powers,  rights and remedies under this Agreement; (j) as to which the right to receive payments thereunder is an “account” or a “payment intangible”, within the meaning of the UCC; (k) which arises under contracts, documents, instruments and other items that (i) have been duly authorized, are in full force and effect and constitute the legal, valid and binding obligations of the related Account Debtor and Seller, enforceable against such Account Debtor and Seller in accordance with their terms (except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and the effects of general principles of equity) and (ii) are not subject to any dispute, claim, defense, offset or counterclaim; (l) as to which no portion of the Related Security has been released (in whole or in part) from any Lien or security interest therein granted by the related Account Debtor to the Seller; (m) which, together with the contracts, documents, instruments and other items related thereto, do not contravene in any material respect any Applicable Laws; (n) which arises under contracts, documents, instruments and other items, none of the parties to which have done or failed to do anything that would or might permit any other party thereto (other than the Borrower in exercising its rights or remedies thereunder) to terminate any such contracts, documents, instruments and other items or to suspend or reduce any payments or obligations due or to become due thereunder at any time after it becomes an Eligible Receivable; and (o) which at no point in time has failed to meet each of the criteria to constitute an Eligible Receivable set forth in subsections (a) through (m) above. Notwithstanding anything in this definition to the contrary, the first three (3) invoices or the last invoice with respect to any contract shall not be deemed an “Eligible Receivable” unless (i) any such receivable is submitted and validated through a web-based system such as “Wide Area Workflow” (WAWF) or (ii) KBC, in its sole discretion, (1) satisfied with the verbal confirmation that KBC has received from an appropriate government official that any such receivable is proper and will be submitted for payment or (2) is satisfied with the validation of such receivable through some other means.”

1.4	Under section 3.5 of the Agreement (Discount Factor), the Discount Factor Rate is amended to be: .4075%.

1.5	Section 7.1.8 of the Agreement (Assignment of Claims Act) is amended and restated in its entirety as follows:

“Assignment of Claims Act.  In the event the Government is the Account Debtor, prior to each sale of Purchased Receivables hereunder, all steps shall have been taken necessary or appropriate under the Assignment of Claims Act to insure that (i) each Purchased Receivable being sold has been validly assigned to Buyer, or Buyer’s designee, as bona fide financing institution(s), (ii) Seller has validly assigned such Purchased Receivables to Buyer, or Buyer’s designee, and (ii) all payments and Collections with respect to such Purchased Receivables have been validly directed to be made directly to the Segregated Account.”

SECTION 2. REPRESENTATIONS AND WARRANTIES

In order to induce RCA to enter into this Amendment, ADSI hereby represents and warrants to RCA as of the date hereof as follows:

2.1
ADSI has the power and authority and legal right to execute and deliver this Amendment and to perform and observe the terms of this Amendment.  The execution, delivery and performance of this Amendment by ADSI have been duly authorized by ADSI by all necessary action and ADSI has duly executed and delivered this Amendment.

2.2
This Amendment constitutes the legal, valid and binding obligation of ADSI, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

2.3	No Event of Default has occurred and is continuing under the Agreement, both before and immediately after giving effect to this Amendment.

2.4	Since June 30, 2009, no event or events have occurred which have had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect under the Agreement.

SECTION 3. MISCELLANEOUS

3.1
From and after the Amendment Effective Date, all references to the Agreement shall, unless otherwise specifically provided, be references to the Agreement as amended by this Amendment and as the same may be amended, supplemented or otherwise modified from time to time.

3.2
ADSI hereby ratifies and reaffirms all of its obligations, contingent or otherwise, under the Agreement. ADSI hereby acknowledges that, except as expressly modified herein, the Agreement remains in full force and effect and is hereby ratified and reaffirmed.

3.3
This Amendment may be executed by the Parties on any number of separate counterparts (including by facsimile or other electronic transmission), and all of said counterparts taken together shall be deemed to constitute one and

3.4
THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW THEREOF WHICH WOULD REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION.

3.5
If any one or more of the covenants, agreements, provisions or terms of this Amendment shall for any reason whatsoever be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Amendment and shall in no way affect the validity or enforceability of the other provisions of this Amendment or rights of any party hereto; provided, that in case any provision in or obligation under this Amendment should be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.  The parties hereto shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

3.6
Section headings used herein are for convenience of reference only, are not part of this Amendment and are not to affect the construction of, or to be taken into consideration in interpreting, this Amendment.

[Signatures appear on the following page.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers as of the date first above written.

REPUBLIC CAPITAL ACCESS, LLC

By:	/s/ Edward J. Stucky
Name:	Edward J. Stucky
Title:	President & CEO

AMERICAN DEFENSE SYSTEMS, INC.

By:	/s/ Connie Chu
Name:	Connie Chu
Title:	Controller